

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2020

Gregory N. Roberts
Chief Executive Officer
A-Mark Precious Metals, Inc.
2121 Rosecrans Avenue, Suite 6300
El Segundo, CA 90245

> **Re: A-Mark Precious Metals, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 25, 2020**
> **File No. 333-249060**

Dear Mr. Roberts:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Abbe Dienstag